Client Update: October 2011

The Value of a Business vs. Its Common Stock: *Banco Santander and BNP Paribas*

When describing the difference between an investor and a speculator, Benjamin Graham wrote in *The Intelligent Investor*, "The speculator's primary interest lies in anticipating and profiting from market fluctuations. The investor's primary interest lies in acquiring and holding suitable securities at suitable prices."

We believe that the wealth of the world is created by businesses that produce goods and services. In order to increase our clients' (and our own) wealth, we buy portions of businesses in the form of common stock when they are being sold for less than our estimation of the company's intrinsic value. Daily share price quotations of publicly traded companies will fluctuate, sometimes significantly, but the values of the underlying businesses tend to vary much less. As a result of this phenomenon, we welcome market fluctuations caused by short-term and irrational behavior in the stock market so that we may purchase businesses at attractive prices in relation to their worth or intrinsic value.

Since the spring of 2011, the European banking industry has been under intense scrutiny by investors due to the perception of their exposure to sovereign debt issued primarily by Portugal, Ireland and more notably, Greece (PIGs). Although some European banks hold more sovereign debt of the PIGS on their balance sheets than others, many have already taken sufficient provisions to account for any potential losses in the event of default by the issuer.

Banco Santander, S.A., the eighth largest bank in the world and the largest in Spain, generates 48% of its profits from Brazil, Mexico, Chile, Argentina and Poland. The bank has experienced a decline in its share price of more than 35% since June 30th, despite paying a current dividend that provides shareholders with a dividend yield greater than 8%.

BNP Paribas, the largest bank in France, operating retail, corporate and investment banking in 80 countries worldwide, has seen its share price decline by more than 50% since June 30th. BNP Paribas paid a dividend of 2.10 euro per share in 2011, which equates to a 6.7% dividend yield, on earnings of more than 8 billion euro. With a market capitalization of 38 billion euro and more than 60 billion euro of tangible equity on its balance sheet, BNP Paribas sells for approximately 60% of its tangible book value.

Despite the increased probability that Greece will either default or be assisted in restructuring its sovereign debts, management of BNP Paribas has confirmed that their residual exposure to Greek debt in the amount of 3.5 billion euro is less than their first quarter pre-tax earnings and less than 10% of tangible equity. Jose Antonio Alvarez, Chief Financial Officer of Banco Santander, confirmed at an investor conference on September 30th that of the 27 billion of euro zone sovereign debt on their balance sheet, less than 2 billion or 7% is issued by Portugal, Ireland and Greece. This amounts to approximately 4% of the tangible equity of Banco Santander.

From a fundamental perspective, an investor today can own two of the largest banks in the world for less than the value of their tangible equity and still be paid a dividend yield that is 3.5 times greater than the 2% interest rate currently being paid to holders of a 10 year US Treasury bond. The disparity between business valuations and market valuations is most evident in the aforementioned cases and seemingly provides a margin of safety for long term investors seeking to own two global banks at attractive prices.

-Art Johnson, Mundoval Fund President

Arthur Q. Johnson, CFA is founder and President of A.Q. Johnson & Co., Inc, a registered investment advisory firm that manages the Mundoval Fund (www.mundoval.com), a no-load, global value equity mutual fund. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by visiting our website at www.mundoval.com or by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.



MUNDOVAL FUND

GLOBAL VALUE INVESTING

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts as of 9/30/11

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	35
2010 Turnover:	34%
Net Assets:	$11.4 mil
Audited Expense Ratio:	1.50%
Total Annual Fund Operating Expenses:	1.50%

No sales loads or distribution fees

Contact Us

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Call, email, or visit us to learn more about Mundoval and our approach to global value investing:
INFO@MUNDOVAL.COM

(858) 454-4837

7855 IVANHOE AVE, # 210
LA JOLLA, CA 92037

The Value of a Business vs. its Common Stock: Banco Santander & BNP Paribas

By Art Johnson, President & Portfolio Manager, Mundoval Fund

"When describing the difference between an investor and a speculator, Benjamin Graham wrote in *The Intelligent Investor*, "The speculator's primary interest lies in anticipating and profiting from market fluctuations. The investor's primary interest lies in acquiring and holding suitable securities at suitable prices."

We believe that the wealth of the world is created by businesses that produce goods and services. In order to increase our clients' (and our own) wealth, we buy portions of businesses in the form of common stock when they are being sold for less than our estimation of the company's intrinsic value.

Click HERE to view Art Johnson's complete case for owning two European financial stocks amid debt problems in the Eurozone.